

SEC[

19007880

*Ɛ*Ɠ

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C

Mail Processing
Section

MAR 0 1 2019

Washington DC
416

SEC FILE NUMBER
8-69552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Madara   212-407-5026

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC

(Name – *if individual, state last, first, middle name*)

25A Vreeland Road, Suite 301	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



 **Standard**

AFFIRMATION

I, Paul Shang, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard New York Inc., as of December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/21/2019
Signature   **Date**

Title: CEO

_____
Notary Public

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934
( )	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition With Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( )	(o)	Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Rayfield & Licata

Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on Standard New York, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Standard New York, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Standard New York, Inc.'s auditor since 2014.

Rayfield & Licata

February 21, 2019
Florham Park, New Jersey

25A Vreeland Road, Suite 301, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

 **Standard**

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS
Cash	$ 8,565,383	
Due from affiliate	499,836	
Income taxes receivable	197,196	
Furniture, less accumulated depreciation of $7,045	13,361	
Deferred income taxes	242,807	
Other assets	7,163	
Total assets		**$ 9,525,746**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILTIES
Accrued compensation and benefits	$ 3,315,050	
Accrued expenses and other liabilities	228,345	
Total liabilities		**$ 3,543,395**

STOCKHOLDER'S EQUITY
Common Stock (at stated value)		
3,000 shares authorized		
100 shares outstanding	100	
Paid in capital	4,999,900	
Retained earnings	982,351	
Total stockholder's equity		**5,982,351**
Total liabilities and stockholder's equity		**$ 9,525,746**

See Notes to financial statement

 **Standard**

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware Corporation, is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa ("SBSA") which is the main operating subsidiary of its Parent.

The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 16, 2015.

The Company was established and is authorized per its FINRA membership agreement to serve as a chaperoning broker-dealer to its non-U.S. Standard Bank Group affiliates, primarily SBSA, in accordance with specified exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard, the Company mainly provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, and it also chaperones research reports relating to foreign securities that have been prepared by non-U.S. Standard Bank Group affiliates and distributed to major U.S. institutional investors. The Company also supports SBSA and its non-U.S. affiliates by managing the relationships of U.S. corporate clients with respect to their investment banking, transactional products and services (TPS), and global markets needs in Africa.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Furniture and Depreciation

Furniture is carried at cost less accumulated depreciation. Depreciation is provided on a straight line basis over its estimated useful life (seven years).

C. Securities Transactions

Since becoming a registered broker-dealer on June 16, 2015, all of the Company's securities activities have consisted of serving in an agency capacity and chaperoning securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. Securities transactions services conducted by the Company consisted entirely of chaperoning research distribution and foreign associated persons from non-U.S. Standard Bank Group affiliates.



Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

D. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

E. Leases

Accounting Pronouncement (Leases) – Adoption Pending

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU generally requires lessees to recognize a right-of-use asset and a corresponding lease liability for all leases with a lease term of greater than one year. The ASU requires lessees to classify most leases using principles similar to existing lease accounting but eliminates the "bright line" classification tests. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements. The ASU is effective for fiscal years beginning after December 15, 2018 for public entities. The Company has begun its implementation efforts and is currently evaluating the potential impact on the financial statements of its existing office premises sublease. The Company expects an increase in operating lease liabilities and right-of-use assets; the extent of such increase in under evaluation.

F. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2018, the Company did not record any liabilities for uncertain tax positions.



Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2:   RELATED PARTY TRANSACTIONS

The Company has an agreement with SBSA which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues related to the performance of services for non-U.S. Standard Bank Group affiliates.

The Standard Bank Group has cash-settled share-based compensation plans called the Standard Bank Group Quanto Stock Unit Plan (for all awards granted prior to March 2016) and the Standard Bank Cash Settled Deferred Bonus Scheme (for all awards granted beginning March 2016). As a member entity of the Group, these plans cover certain employees of the Company. The plans award employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. For awards granted prior to March 2016, the awards vest one-third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date. For all awards granted beginning March 2016, the awards vest, exercise and settle automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date. The statement of financial condition includes an accrued compensation liability of approximately $1,069,000 related to these plans. The Company paid approximately $779,000 to settle stock units during 2018.

The following table summarizes activity under these share-based compensation plans

Outstanding at January 1, 2018	**8,495**
Awarded / Issued	3,499
Transfers	7,108
Exercised	(3,931)
Outstanding at December 31, 2018	**15,171**


Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

The following table summarizes details related to unexercised awards

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2018
March 2016	September 2019	$ 122.24	4,761
March 2017	September 2020	$ 155.95	4,878
March 2018	September 2021	$ 220.97	5,532
			15,171

All unexercised and unvested stock units as of December 31, 2018 relate entirely to the Standard Bank Cash Settled Deferred Bonus Scheme.

As of December 31, 2018, approximately $1,280,000 of compensation costs related to the unvested stock units have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year ending December 31, 2019	$ 452,000
Year ending December 31, 2020	492,000
Year ending December 31, 2021	336,000
	$ 1,280,000

Due from affiliate of $499,836 as of December 31, 2018 consists entirely of balance due from SBSA primarily related to the settlement of revenue sharing and fee arrangements for the year ended December 31, 2018. The balance due to this affiliate was $195,614 as of December 31, 2017 related to prepayment by SBSA of these arrangements during the year ended December 31, 2017.

The Company has an expense sharing agreement, including related service level agreements and a sublease agreement, with ICBC Standard Resources (America) Inc., an affiliated entity, which establishes the basis by which this affiliate charges the Company for use of its facilities and other goods and services.

NOTE 3:   EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $212,000 to the plan in 2018.



Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

NOTE 4: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows:

Accrued Compensation	$ 245,880
Depreciation	(3,073)
Total deferred income taxes asset	**$ 242,807**

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2015 through 2018.

NOTE 5: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 6: LEASE COMMITMENT AND CONTINGENCIES

A. Operating Lease

The Company subleases office premises from ICBC Standard Resources (America) Inc., an affiliated entity, under a non-cancelable operating lease which expires December 2019. The sublease agreement includes provisions for minimum rental payments plus additional rent related to utilities and other operating costs charged by the landlord to the affiliate.

Future minimum base rental payments on the non-cancelable sublease are as follows:

Year ending December 31, 2019	$ 260,000
	$ 260,000

B. Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight by those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the

 **Standard**

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

NOTE 7: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $5,021,988, which was $4,771,988 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .71 to 1 at December 31, 2018.

NOTE 8: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 21, 2019, the date the financial statement was available to be issued.